Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 13, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Don Field
Justin Dobbie

Re:	Pliant Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-238146
CIK No. 0001746473

Ladies and Gentlemen:

On behalf of Pliant Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 6, 2019 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on May 10, 2019, resubmitted to the Commission on June 20, 2019, July 17, 2019, March 13, 2020 and April 9, 2020 and subsequently filed by the Company with the Commission on May 11, 2020 (File No. 333-238146) (the “Registration Statement”), we submit this supplemental letter to further address comment 4 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this

May 13, 2020

letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Bernard Coulie, Chief Executive Officer, Pliant Therapeutics, Inc., 260 Littlefield Avenue, South San Francisco, CA 94080, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). This Preliminary Price Range is based on a number of factors, including the prevailing market conditions, the Company’s financial condition and prospects, estimates of the Company’s business potential and prospects for the Company and the industry in which it operates, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies, the Company’s clinical development progress and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that, barring significant unforeseen events, the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined in the following manner. The Company’s management, working together with a third-party valuation firm, arrives at the Company’s common stock fair value as of the measurement date that is considered in setting the exercise price and date for the period’s stock option grants. Management then completes a review of the common stock valuation report with its third-party valuation firm. The Company’s Board of directors (the “Board”) then reviews the common stock valuation report and the analysis contained therein for purposes of making stock option grants and setting the exercise prices thereof. In its review, the Board takes into consideration the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believes are relevant and which may have changed from the date of the most recent third-party valuation through the date of the applicable grant.

In the Registration Statement, the Company’s disclosed third-party valuations of its common stock were prepared as of January 31, 2019, March 31, 2019, June 30, 2019, September 30, 2019, October 17, 2019, December 19, 2019, February 28, 2020 and March 20, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using the Hybrid approach, which is a combination of methodologies of the Cost, Income and Market Approaches resulting the application of a probability-weighted expected return method or “PWERM” (methodology based on the forecasted future economic performance of a company) and the application of an option pricing back solve method or “OPM” (methodology applies an option pricing model factors and recent prices used in Company’s share issuances to arrive at a common stock fair value).

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Lastly, a discount for lack of marketability (“DLOM”) on the common stock is then applied to arrive at an indication of value for the common stock on non-marketable basis.

On the other hand, the PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock on non-marketable basis after applying DLOM on common stock value.

The Company’s most recent third-party valuations, which do not reflect the anticipated Stock Split and were used by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award in 2019 and 2020, considered a combination of the following two future-event scenarios: an IPO scenario (occurring in the short-, mid- and long-term) and non-IPO scenario (estimated using the OPM). The equity value of the Company in the IPO scenarios and the non-IPO scenarios was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the future-event scenarios based on the Company’s assessment of its development pipeline and market conditions at that time.

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

For each of the IPO scenarios and the non-IPO scenarios, the Company then applied a DLOM, each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario (Short-term)		IPO Scenario (Mid-term)		IPO Scenario (Long-term)		Non-IPO Scenario
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Share of Common Stock
January 31, 2019	30.0%	15.0%	N/A	N/A	5%	27.5%	65.0%	38.5%	$0.72
March 31, 2019	40.0%	15.0%	N/A	N/A	10.0%	26.5%	50.0%	37.5%	$0.87
June 30, 2019	10.0%	15.0%	25.0%	15.0%	15.0%	28.5%	50.0%	35.0%	$0.99
September 30, 2019	20.0%	15.0%	N/A	N/A	30.0%	30.0%	50.0%	35.0%	$0.99
October 17, 2019	15.0%	15.0%	N/A	N/A	35.0%	30.0%	50.0%	36.0%	$0.99
December 19, 2019	20.0%	10.0%	N/A	N/A	40.0%	30.0%	40.0%	36.0%	$0.99
February 28, 2020	30.0%	10.0%	N/A	N/A	40.0%	30.0%	40.0%	35.0%	$1.09
March 20, 2020	10.0%	10.0%	30.0%	26.0%	30.0%	33.0%	30.0%	36.0%	$0.87

For the Staff’s convenience, a table summarizing stock options granted between January 31, 2019 and the date hereof, which table reflects the issuance of options to purchase shares of common stock granted by the Company, is attached hereto as Exhibit A.

March 31, 2019 Valuation

The Board relied, in part, on the results of the March 31, 2019 valuation in its determination of the fair value of common stock of $0.87 per share when the Board granted options to employees as of May 9, 2019 and June 20, 2019. In March 2019, the Company performed a valuation to arrive at the fair value of its common stock as of March 31, 2019 with the assistance of a third-party valuation firm. The valuation model used the hybrid method approach and assigned a short-term IPO probability at 40.0%, no probability weighted to a mid-term IPO; a long-term IPO probability of 10.0% and the probability of a non-IPO scenario at 50.0%. The increase in the fair value of the common stock from the January 31, 2019 to the March 31, 2019 valuation was driven principally by (i) a potential IPO exit, including the fact that the Company’s initial IPO preparations were in process; and (ii) the Company had successfully completed dosing of multiple cohorts of healthy volunteers in the Phase 1a trial of its lead candidate PLN-74809 and the Company had observed that PLN-74809 appeared to be well absorbed and well tolerated in these volunteers, which is a key objective in Phase 1 testing. Discounts for lack of marketability were then applied as described in the table above.

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

June 30, 2019 Valuation

The Board relied, in part, on the results of the June 30, 2019 valuation in its determination of the fair value of common stock of $0.99 per share when the Board granted options to employees on August 29, 2019. In June 2019, the Company performed a valuation to arrive at the fair value of its common stock as of June 30, 2019, with the assistance of a third-party valuation firm. The valuation model used the hybrid method approach and assigned a short-term IPO probability at 10.0%, mid-term IPO probability at 25.0%; a long-term IPO probability of 15.0% and the probability of a non-IPO scenario at 50.0%. The increase in the fair value of the common stock from the Mach 31, 2019 to the June 30, 2019 valuation was driven principally by (i) the fact that the Company’s IPO organizational meeting with its management, underwriters and advisers was held; (ii) the fact that the Company confidentially submitted the first draft registration statement on Form S-1 to the Commission on May 10, 2019; and (iii) the Company had publicly announced positive results from Phase 1a and Phase 1b trials of its lead candidate PLN-74809, and was close to agreeing to terms around a potential partnership of its secondary candidate PLN-1474. Discounts for lack of marketability were then applied as described in the table above.

September 30, 2019 Valuation

No options were granted using this valuation.

October 17, 2019 Valuation

The Board relied, in part, on the results of the October 17, 2019 valuation in its determination of the fair value of common stock of $0.99 per share when the Board granted options to employees on December 5, 2019. In October 2019, the Company performed a valuation to arrive at the fair value of its common stock as of October 17, 2019, with the assistance of a third-party valuation firm. The valuation model used the hybrid method approach and weighted a short-term IPO probability at 15%, no probability weighted to a mid-term IPO; a long-term IPO probability of 35% and the probability of a non-IPO scenario at 50.0%. Factors considered in the October 17, 2019 valuation included a delay in the Company’s next preferred stock financing due to ongoing partnership negotiations (which was ultimately completed in late 2019 through early 2020), and the expectation that such additional private financing would need to be executed in the near term, thus likely postponing any eventual IPO and thereby decreasing the short-term IPO probability. Discounts for lack of marketability were then applied as described in the table above.

December 19, 2019 and February 28, 2020 Valuations

No options were granted using these valuations.

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

March 20, 2020 Valuation

The Board relied, in part, on the results of the March 20, 2020 valuation in its determination of the fair value of common stock of $0.87 per share as of March 20, 2020 when the Board granted options to employees as of March 31, 2020. In March 2020, the Company performed a valuation to arrive the fair value of its common stock as of March 20, 2020, with the assistance of a third-party valuation firm. The valuation model used the hybrid method approach and weighted a short-term IPO probability at 10%, mid-term IPO probability at 30.0%; a long-term IPO probability of 30.0% and the probability of a non-IPO scenario at 30.0%. The decrease in the fair value of the common stock from the February 28, 2020 valuation to the March 20, 2020 valuation was driven principally by the fact that (i) in response to the COVID-19 (coronavirus) pandemic, peer companies, as well as the broader financial markets, experienced significant losses in value as well as increased volatility, lowering the probability of a short-term IPO; (ii) the Company has implemented a “work from home” protocol to comply with the State of California’s mandatory “stay at home” restrictions and adoption of “social distancing” and “shelter-in-place” protocols resulting in an inability to conduct an in-person roadshow, further lowering the probability of a short-term IPO; (iii) various clinical sites where the Company is conducting its trials have notified the Company that they are pausing enrollment on non-essential clinical trials which include the Company’s clinical trials in its lead program PLN-74809 and its additional program PLN-1474, and the uncertain impact that such actions may have on the overall progress and completion of the trials; (iv) expected delays in overall readouts from the Company’s Phase 2a trial of its lead program PLN-74809 as a result of the COVID-19 pandemic, which further decreased the probability of a short-term IPO but created the possibility of a mid-term IPO in the first half of 2021 ahead of a data readout from that program. Discounts for lack of marketability were then applied as described in the table above.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to May 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of March 20, 2020 of $0.87 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to March 20, 2020, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the March 2020 valuation, the probability weighting of the IPO scenarios (short-, mid- and long-term) was 70.0%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the March 2020 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money) which is substantially similar to the Preliminary Price Range.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

Since March 20, 2020, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including continuing to progress its product candidates, including filing an Investigational New Drug application with the FDA for its lead product candidate PLN-74809 for treatment of primary sclerosing cholangitis, completing a successful extended Phase 1 dose escalation trial of its lead product candidate PLN-74809, submitting an amendment to the trial protocol for its lead product candidate PLN-74809 with the FDA to allow extended dosing and completing dosing of the first cohort of volunteers in the Phase 1 trial of its second product candidate.

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

•

Since March 20, 2020, the Company held many “testing-the-waters” meetings, at which the Company received feedback from potential investors related to deal appetite and valuation. During that time, financial markets, as well as peer companies have recovered much of the value lost in March 2020. During that time, several companies have executed IPOs utilizing a new format of “virtual” roadshows. These IPOs have performed better than expected and have given investors renewed confidence in the new issue market. Further valuation feedback from potential investors was received through the underwriters during April and May 2020.

•

The proceeds of a successful IPO, together with those of the planned concurrent private placement, would substantially strengthen the Company’s balance sheet by increasing its cash resources and extending its cash runway into 2023. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations– Critical Accounting Policies and Estimates– Stock-based Compensation” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 601 Marshall Street, Redwood City, CA 94063.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (650) 752-3333.

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Deepa M. Rich
Deepa M. Rich, Esq.

cc:	Bernard Coulie, Pliant Therapeutics, Inc.

Hans Hull, Pliant Therapeutics, Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Charles Kim, Cooley LLP

David Peinsipp, Cooley LLP

Sean Clayton, Cooley LLP

Kristin VanderPas, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.

May 13, 2020

EXHIBIT A

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options ($)	Estimated Grant Date Fair Value Per Share ($)
January 24, 2019(1)	6,509,747	0.29	0.72
March 7, 2019(1)	29,000	0.29	0.72
March 16, 2019(1)	180,000	0.29	0.72
May 9, 2019	1,101,000	0.87	0.87
June 20, 2019	520,000	0.87	0.87
August 29, 2019	384,000	0.99	0.99
December 5, 2019	593,000	0.99	0.99
March 31, 2020	9,118,186	0.87	0.87

(1) At the time of these option grants, our board of directors determined that the fair value of our common stock of $0.29 per share calculated in the contemporaneous valuation as of July 31, 2018 reasonably reflected the per share fair value of one share of our common stock as of the grant date. However, the fair value of our common stock on these dates was adjusted to $0.72 per share in connection with a retrospective fair value assessment for financial reporting purposes, as reflected in our audited financial statements for the year ended December 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY PLIANT THERAPEUTICS, INC.